Exhibit 99.42

Prometic Life Sciences Inc.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 -	Name and Address of the Company

Prometic Life Sciences Inc.

440 Armand-Frappier Blvd., Suite 300

Laval (Québec) H7V 4B4

(“Prometic” or the “Corporation”)

Item 2 -	Date of Material Change

March 5, 2018

Item 3 -	News Release

A press release announcing the material change referred to in this report was issued by Prometic on March 5, 2018, and disseminated on newswires in Canada and United States.

Item 4 -	Summary of Material Change

Prometic received rare pediatric disease designation from U.S FDA for its inter-alpha-inhibitor proteins.

Item 5 -	Full Description of Material Change

Prometic Life Sciences Inc. (“Prometic”) announced that the U.S Food and Drug Administration (FDA) has granted a Rare Pediatric Disease Designation to its Inter-Alpha-Inhibitor-Proteins (“IaIp”) for the treatment of Necrotizing Enterocolitis (“NEC”). In addition to the Rare Pediatric Disease Designation, IAIP has also been granted an Orphan Drug Designation by the FDA.

“This is the second pediatric designation which our plasma-derived therapeutics have received from the FDA, demonstrating the capacity of our plasma purification platform to generate a variety of drug candidates targeting unmet medical needs for children with rare diseases,” said Mr. Pierre Laurin, President and Chief Executive Officer of Prometic. “The combination of pediatric and orphan drug designations provides us with valuable commercial incentives to continue expanding our pipeline of orphan drugs. We look forward to working closely with the FDA to bring this innovative therapy to pediatric patients. The costs associated with this clinical program will not impact our FY2018.”

IaIp are endogenous proteins that control excessive inflammatory responses to toxins, infectious organisms, tissue and organ damage. An inverse correlation between IaIp levels in blood plasma and disease severity / mortality has been demonstrated in humans with sepsis. In a gold-standard animal model proven to emulate NEC in humans, the supplementation of IaIp significantly increased the study subjects’ survival rates.

The FDA grants Rare Pediatric Disease Designations for serious or life-threatening diseases wherein the serious or life-threatening manifestations primarily affect individuals aged from birth to 18 years, including age groups often called neonates, infants, children, and adolescents. If and when approved, Prometic’s IaIp replacement therapy could be eligible to receive a rare pediatric disease priority review voucher.

NEC is the most commonly acquired gastrointestinal disease diagnosed in premature neonates and is one of the leading causes of death in neonatal intensive care units. The economic cost of NEC is high, accounting for approximately 19% of neonatal expenditures and an estimated $5 billion per year for hospitalizations in the United States alone. Even when surgery can be avoided, the average cost of hospitalization has been estimated at around $73,000, with a length of stay exceeding 22 days longer than that for other premature infants. However, if surgical care is required, there is an average additional cost of approximately $186,000, and infants require a length of stay 60 days longer than other premature infants.

Item 6 -	Reliance on subsection 7.1(2) of National Instrument 51-102

There is no reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 -	Omitted Information

No material information has been omitted in respect of the material change described above.

Item 8 -	Executive Officer

The foregoing accurately discloses the material change referred to in this report and inquiries in respect of the material change referred to in this report may be made to:

Patrick Sartore

Chief Legal Officer and

Corporate Secretary

(450) 781-0115

p.sartore@prometic.com

Item 9 -	Date of Report

March 12, 2018

Prometic Life Sciences Inc.

(s) Patrick Sartore
Patrick Sartore
Chief Legal Officer and
Corporate Secretary